Renatus Tactical Acquisition Corp I
1825 Ponce de Leon Blvd, Suite 260
Coral Gables, FL 33134

May 14, 2025

VIA EDGAR

Securities and Exchange Commission
Office of Finance
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Kellie Kim, Shannon Menjivar, Benjamin Holt and Pam Long

Re:	Renatus Tactical Acquisition Corp I
Registration Statement on Form S-1, as amended
File No. 333-285842

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Renatus Tactical Acquisition Corp I, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, May 14, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Gil Savir of Paul Hastings LLP, counsel to the Company, at (212) 318-6080, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Eric Swider
Eric Swider
Chief Executive Officer